Exhibit 1

RINKER NET PROFIT UP 37% IN US$ AND 12% IN A$

Important: Comparative results determined on an unaudited proforma basis. See p5, note 1

Rinker Group Limited (“Rinker”) today announced that net profit after tax (PAT) for the year ended 31 March 2004 (YEM04), was up 37% in US$ to US$296 million (2), or up 12% in A$ to A$427 million, compared with pro-forma (1) earnings in the previous corresponding period (YEM03).

Earnings per share (3) (EPS) rose 37% in US$ to 31.3 cents and up 12% in A$ to 45.2 cents.  EPS pre-amortisation of goodwill (3) rose 35% to 36.7 cents (US$) and 10% to 52.9 cents (A$). Earnings per ADR, pre-amortisation, were US$3.67.

Directors declared a final dividend of eight cents (A$) per ordinary share fully franked, an increase of 14%, bringing full year dividends to 14 cents a share, fully franked. The final dividend is payable on 2 July.

Other highlights:

•                  Trading revenue rose 25% in US$ to US$3,706 million and 2% in A$ to A$5,339 million

•                  Return on equity (ROE)(4) was 13.0% in US$ and 14.2% in A$, up from 11.4% and 12.2% respectively.  ROE pre goodwill amortisation was 15.2% in US$ and 16.6% in A$, from 13.6% and 14.6% respectively.

•                  Return on funds employed (ROFE)(5) was also up strongly, to 17.1%, from 14.3% in US$ in YEM03. ROFE in A$ was 18.7%, up from 15.3%.

•                  Profit from ordinary activities before interest and tax (EBIT) was US$493 million, up 25% or A$713 million, up 2%.

•                  EBIT before amortisation of goodwill (EBITA) (6) was US$549 million, up 25% or A$795 million, up 2%.

Strong results from the Readymix subsidiary in Australia - with EBIT up 33% in A$ - and the Florida and Arizona operations of the US subsidiary, Rinker Materials, which delivered EBIT up 17% in US$, helped drive the performance. These offset a lower result from the US concrete pipe business, increased costs of fuel, energy, and other raw materials, and US$16 million in non-cash writedowns - including the previously-announced US$10.5 million writedown of the US prestress operations, plus US$5 million for restructuring within the concrete pipe business.

Rinker’s financial position strengthened further over the year, with net debt (7) down US$348 million to US$601 million and EBIT interest cover (8) at 11.5 times in US$, up from 10.4 times at end September 2003.  Gearing/leverage (9) (net debt/net debt + equity) was 20.9%, down from 27.0% at end September, while debt/equity was 26.4%, from 37.0%.

Chief Executive David Clarke said the result was particularly pleasing, given the flat economy across much of the US during the year, and the

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au slower rate of acquisitions.

“We are continuing to deliver on our objective of top quartile growth relative to Rinker’s sector peers,” said Mr Clarke. “The higher returns on equity and on funds employed are also very satisfactory and reflect the ongoing commitment of our people at Rinker to improving shareholder returns.”

Financial results summary for the year ended March 2004

Measure	Result in US$		Change		Result in A$		Change
Trading revenue	US$ 3,706	m	25%		A$ 5,339	m	2%
EBIT	US$ 493	m	25%		A$ 713	m	2%
EBITA (6)	US$ 549	m	25%		A$ 795	m	2%
EBITDA (10)	US$ 727	m	20%		A$ 1,050	m	(2)%
PAT	US$ 296	m	37%		A$ 427	m	12%
Free cash flow (11)	US$ 441	m	15%		A$ 615	m	(10)%
Return on funds employed (5)	17.1%		2.8	pp	18.7%		3.4	pp

With almost 80% of group earnings from the US, accounting translations into the stronger Australian currency (12) – which was up 23% on average compared to the previous year - impacted A$ PAT.  At a constant exchange rate, A$ PAT would have been A$66 million higher, or up 29%.  US$ PAT would have been up 30%.

Cash flow again increased strongly.  Net cash flow from operations rose 28% to US$661 million, or up 4% to A$947 million.  Free cash flow rose 15% to US$441 million, but was down 10% in A$ to A$615 million.

Buyback

As previously announced, Rinker intends to conduct an on-market buyback of up to 10% of ordinary shares over the next 12 months, in conjunction with its ongoing acquisition program. The buyback will remain subject to larger acquisitions becoming available. ABN AMRO and UBS have been appointed brokers.  The buyback is due to commence after a brief period to allow today’s results announcement to be considered by investors.

Business results

Rinker Materials (US) Sales were US$2,868 million, up 20%.  EBITDA (10) was up 15% to US$591 million, while EBIT rose 17% to US$392 million.

The former Kiewit operations contributed US$55 million EBIT and US$93 million EBITDA - up strongly on the performance prior to acquisition – helped by cost savings, higher volumes and improved pricing.

Rinker Materials EBITDA/sales margin was 21%, from 22%, down slightly due to Kiewit being added to the business mix. US$ return on funds employed (ROFE) was up strongly to 17.9%, from 14.5% the previous year, with increases in all businesses except concrete pipe and prestress.

•                 Aggregates EBITDA was up 27% to US$208 million.  Heritage# prices and volumes were up 6%. Volumes, including Kiewit, rose 25%. ROFE was

#  Heritage excludes any acquisitions not in the previous comparable year for a full 12 months

17.4%, from 12.7%.

•                 Concrete, asphalt & block EBITDA was US$170 million, up 33%. Prices and volumes rose in both premix concrete and concrete block. Heritage concrete volumes rose 11% and prices 3%. ROFE was 19.1%, from 14.2%.

•                 Cement EBITDA was US$117 million, up 9%. Volumes, including one-off bulk deliveries to major trading partners, rose 16%.  The average price was steady.  Price rises are currently taking effect due in part to temporary supply shortages but they have lagged higher costs, including electricity, raw materials and freight. ROFE was 27.0%, up from 22.6%.

•                 The concrete pipe business was impacted by its exposure to weaker market economies, pricing pressures in some markets, higher steel costs (up 25% during the 4th quarter), the loss of earnings from the divested steel pipe business and the 4th quarter write-down. EBITDA was US$85 million, down 8%.  Pipe volumes were steady and prices down 2%. ROFE fell slightly to 15.2%.

•                 Other businesses (polypipe, gypsum distribution, prestress and unallocated) EBITDA fell 54% to US$10 million, due mainly to the US$10.5 million prestress writedown.

US put-in-place construction activity was up 1.1% during YEM04 relative to YEM03, with residential up 9.0%, commercial (non-residential) down 8.2% and non-building/infrastructure down 6.6% (Source: Dodge; actual & forecast data).

Readymix (Australia, China) Sales were A$1,201 million, up 18%. EBITDA rose 21% to A$209 million, helped by price increases, higher volumes and cost savings. EBIT was up 33% to A$158 million. ROFE (A$) rose strongly to 17.1% from 15.9%.  Average concrete prices in Australia were 5% above the previous year, with volumes up 18%.  Aggregate prices were up 3% and volumes 15%. Humes concrete pipe volumes were steady while prices rose 6%.  Readymix China again performed well, with volumes up strongly.

Readymix joint ventures contributed A$21 million EBIT, down 26% on the previous year, due mainly to Cement Australia merger expenses and higher unscheduled maintenance costs. Cement prices and volumes both rose.

Australian construction rose an estimated 8.0% during the year. Housing was up 9.2%, commercial up 5.2% and engineering up 8.5% (Source: ABS, BIS Shrapnel; actual and forecast data).

Fourth quarter results

Net profit after tax for the three months ended 31 March 2004 was US$73 million, up 33% (A$95 million, up 5%) on the March quarter 2003.  Earnings per share (EPS) (13) rose 33% to 7.7 US cents (10.1 Australian cents, up 5%).  Earnings per ADR were 77 US cents.  Sales rose 22% to US$933 million (down 4% in A$ to A$1,223 million).

Rinker Materials US$ sales were up 13%, while EBITDA (10) rose 9%. EBIT rose 15%. Segment results were mixed:

•      Aggregate sales rose 14% while EBITDA was up 26%.

•                 Cement sales were up 14% but EBITDA was down slightly, impacted by lower margin bulk sales, higher costs and lagged price increases.

•                 Concrete, block and asphalt sales rose 15%, with EBITDA up 26%, helped by higher volumes and price increases.

•                 Concrete pipe sales were down 1% and EBITDA down US$7 million or 38%, impacted by the US$5 million write-down and higher steel costs, while price increases lagged.

Readymix A$ sales were up 27%, while EBITDA decreased 7% on the previous year, which had included an A$5 million gain on land sales and a one-off demerger-related adjustment. Underlying EBITDA was up 19%.

Overview and Strategy

“This first year for Rinker as a separate, listed company has seen further significant progress in our mission to be a consistent top quartile performer in our industry,” said Mr Clarke.

“We are fortunate to hold such strong market positions in the high growth states of the US - particularly Florida and Arizona.  Continuing growth in those markets, the profit improvement in Readymix, and ongoing cost savings, helped offset businesses impacted by the wider US economic slowdown, and increases in raw materials and energy costs.

“The Kiewit acquisition has performed well, delivering ahead of its cost of capital within 12 months,” said Mr Clarke. “Acquisitions have been slower in the past year, but strong growth in Rinker’s base business again helped us deliver a solid improvement in profit.

“Over the past seven years, Rinker Materials in the US has delivered consistent, compound average growth of 13% p.a. in sales, 20% p.a. in EBITDA, and 21% in EBIT,” he said.  “For the Rinker group, pro-forma data shows consistent compound sales growth of 11% p.a. over the past five years and 15% p.a. EBITDA growth, measured in US$.”

Significant opportunity for improvement remains however, with the US concrete pipe and prestress businesses still under-performing, despite signs of progress. Two of the 11 prestress plants were sold during March, and further divestment within that business is expected over time.

Mr Clarke said he expected the pipeline of acquisition opportunities in the US to expand over the coming year, as the US economic recovery strengthened.  Rinker’s projected average annual expenditure of US$200 million p.a. on acquisitions would continue to be lumpy, as it depended on the availability and timing of value-adding acquisitions.

“We invested around US$94 million in growth last year, mainly in the US, including seven small bolt-on acquisitions and greenfields expansion with new manufacturing plants,” said Mr Clarke.  “These include four block plants or lines and three concrete plants in new growth corridors of Florida and Las Vegas, and a new concrete plant in Australia - all scheduled to come on stream this year.”

Outlook for this year

Most economic commentators now seem to agree that the US economic recovery is gathering momentum, although questions remain about the pace of job growth.

Construction activity overall is expected to increase slightly, with low interest rates sustaining housing at high levels, non-residential/commercial activity recovering and infrastructure spending remaining strong. The outlook for Florida and Arizona is similar, with the strong activity levels of last year expected to continue.

Congress continues to make progress in finalising the new federal, six year road transportation spending program.  Debate continues about the final level of funding but the US heavy building materials industry expects the new plan to be well up on the previous US$218 billion TEA-21 program.

In Australia, BIS Shrapnel’s latest forecast is for total construction activity in YEM05 to rise 1.2%, including a 2.5% decline in engineering construction from very strong levels, a 9.5% lift in non-residential/commercial construction and flat residential activity.  Further price recovery is expected for Readymix products.

“Overall, energy, raw materials, and freight costs are expected to remain at high levels, so the challenge is to offset these with price increases and other cost savings and efficiency gains,” said Mr Clarke.

“Barring unforeseen circumstances, we currently expect between 5-10% growth in operating profits in the US and Australia, in local currencies, with additional upside potential from any further acquisitions or greenfields expansion.”

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission

Notes

(1)         In anticipation of Rinker’s demerger from CSR Limited on 28 March 2003, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003. The results of the Rinker group as a statutory entity during the year ended 31 March 2003 (YEM03), do not reflect the businesses that comprised the Rinker group on demerger. Accordingly, unaudited pro forma financial information has been prepared for the prior comparative period, YEM03.  The directors believe it is meaningful to compare information for YEM04 with the pro forma information for YEM03, and this news release has been prepared on that basis.

(2)         Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings.  As a result, US$ performance represents the most appropriate measure of Rinker performance and value.

3.                                      Reconciliation of Earnings per share

Earnings per share represents net profit attributable to members divided by weighted average number of shares outstanding:

	US$ million		A$ million
Year ended 31 March	2004	2003	2004	2003
Net profit attributable to members of Rinker	295.6	215.7	426.8	381.6
Weighted average number of shares outstanding (million)	944.9	944.7	944.9	944.7
Earnings per share (cents)	31.3	22.8	45.2	40.4

Earnings per share pre-amortisation of goodwill represents net profit attributable to members excluding goodwill amortisation divided by the weighted average number of shares outstanding:

	US$ million		A$ million
Year ended 31 March	2004	2003	2004	2003
Net profit attributable to members of Rinker	295.6	215.7	426.8	381.6
Add back Goodwill amortisation	50.8	41.7	73.2	73.6
Weighted average number of shares outstanding (million)	944.9	944.7	944.9	944.7
Earnings per share pre-amortisation of goodwill (cents)	36.7	27.2	52.9	48.2

4                                         Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net profit.

	US$ million		A$ million
Year ended 31 March	2004	2003	2004	2003
Net profit attributable to members of Rinker	295.6	215.7	426.8	381.6
Equity attributable to members of Rinker	2,275.7	1,874.0	3,013.3	3,120.3
ROE	13.0%	11.4%	14.2%	12.2%
Goodwill amortisation	50.8	41.7	73.2	73.6
ROE pre amortisation of goodwill	15.2%	13.6%	16.6%	14.6%

5                                         Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 month’s EBIT divided by end of period funds employed

US$ million Year ended 31 March	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	138.2	796.0	17.4%	104.0	817.7	12.7%
Cement	95.5	354.1	27.0%	86.8	384.9	22.6%
Concrete, block, asphalt	116.4	608.3	19.1%	85.8	604.9	14.2%
Concrete pipe, products	53.1	348.1	15.2%	60.1	384.2	15.6%
Other	(11.4)	79.8	n.m	(3.1)	106.4	n.m
Total Rinker Materials	391.8	2,186.3	17.9%	333.6	2,298.1	14.5%
Readymix	110.1	699.9	15.7%	67.8	450.5	15.0%
Corporate	(9.2)	1.6	n.m	(7.6)	—	n.m
Rinker	492.7	2,887.8	17.1%	393.8	2,748.6	14.3%

A$ million
Aggregates	200.9	1,054.0	19.1%	185.4	1,361.9	13.6%
Cement	137.6	468.9	29.3%	153.5	640.9	24.0%
Concrete, block, asphalt	166.9	805.5	20.7%	151.3	1,006.7	15.0%
Concrete pipe, products	78.6	460.9	17.1%	107.6	639.7	16.8%
Other	(16.0)	105.5	n.m	(5.8)	177.4	n.m
Total Rinker Materials	568.0	2,894.8	19.6%	592.0	3,826.6	15.5%
Readymix	158.3	926.9	17.1%	119.5	749.7	15.9%
Corporate	(13.0)	2.1	n.m	(13.4)	—	n.m
Rinker	713.3	3,823.8	18.7%	698.1	4,576.3	15.3%

6                                         Reconciliation of EBIT before amortisation of goodwill (EBITA)

EBIT before amortisation of goodwill (EBITA) is calculated as follows:

	US$ million		A$ million
Year ended 31 March	2004	2003	2004	2003
EBIT	492.7	393.8	713.3	698.1
Goodwill amortisation	56.5	47.1	81.3	83.0
EBITA	549.2	440.9	794.6	781.1

7                                         Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets:

	US$million		A$million
As at	31 March 2004	30 Sep 2003	31 March 2004	30 Sep 2003
Current interest-bearing liabilities	17.4	10.0	23.0	14.8
Long term interest-bearing liabilities	912.4	998.4	1,208.2	1,477.1
Less: cash assets	(328.5)	(238.4)	(435.1)	(352.7)
Net debt	601.3	770.0	796.1	1,139.2

8                                         Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense

Net interest expense represents interest expense less interest income.

	US$ million		A$ million
Year ended	31 March 2004	30 Sep 2003	31 March 2004	30 Sep 2003
Interest Income	11.7	3.3	16.4	4.9
Interest Expense	54.6	28.0	78.9	43.0
Net Interest Expense	42.9	24.7	62.5	38.1
EBIT	492.7	257.6	713.3	395.6
EBIT Interest Cover (times)	11.5	10.4	11.4	10.4

9                                         Reconciliation of gearing

Gearing represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity

	US$million		A$million
As at	31 March 2004	30 Sep 2003	31 March 2004	30 Sep 2003
Net debt	601.3	770.0	796.1	1,139.2
Equity	2,280.6	2,082.8	3,019.8	3,081.6
Gearing (debt/ equity)	26.4%	37.0%	26.4%	37.0%
Gearing (debt/debt plus equity)	20.9%	27.0%	20.9%	27.0%

10.                               Reconciliation of EBITDA

	12 months YTD
	US$ million			A$ million
	March ‘04 12 months	March ‘03 12 months	Variance %	March ‘04 12 months	March ‘03 12 months	Variance %

Segment Revenue
Aggregates	803	626	28%	1,158	1,109	4%
Cement	377	327	15%	543	579	(6)%
Concrete, Block, Asphalt	1,365	1,010	35%	1,969	1,783	10%
Concrete Pipe & Products	421	437	(4)%	612	777	(21)%
Other	411	397	3%	592	704	(16)%
Eliminations	(509)	(414)	n.m.	(734)	(734)	n.m.
Rinker Materials	2,868	2,383	20%	4,139	4,218	(2)%
Readymix	839	573	46%	1,201	1,014	18%
RINKER	3,706	2,956	25%	5,339	5,232	2%

Segment EBIT
Aggregates	138.2	104.0	33%	200.9	185.4	8%
Cement	95.5	86.8	10%	137.6	153.5	(10)%
Concrete, Block, Asphalt	116.4	85.8	36%	166.9	151.3	10%
Concrete Pipe & Products	53.1	60.1	(12)%	78.6	107.6	(27)%
Other	(11.4)	(3.1)	n.m.	(16.0)	(5.8)	n.m.
Rinker Materials	391.8	333.6	17%	568.0	592.0	(4)%
Readymix	110.1	67.8	62%	158.3	119.5	33%
Corporate	(9.2)	(7.6)	n.m.	(13.0)	(13.4)	n.m.
RINKER	492.7	393.8	25%	713.3	698.1	2%

Segment DA
Aggregates	69.5	59.3	17%	99.9	104.6	(4)%
Cement	21.4	20.7	3%	30.8	36.6	(16)%
Concrete, Block, Asphalt	54.1	42.4	28%	77.8	74.7	4%
Concrete Pipe & Products	32.0	32.4	(1)%	46.1	57.3	(20)%
Other	21.8	25.5	n.m.	31.6	45.1	n.m.
Rinker Materials	198.8	180.3	10%	286.2	318.3	(10)%
Readymix	35.4	30.3	17%	50.7	53.7	(6)%
Corporate	—	—	n.m	—	—	n.m
RINKER	234.2	210.6	11%	336.9	372.0	(9)%

Segment EBITDA
Aggregates	207.7	163.3	27%	300.8	290.0	4%
Cement	116.9	107.5	9%	168.4	190.1	(11)%
Concrete, Block, Asphalt	170.5	128.2	33%	244.7	226.0	8%
Concrete Pipe & Products	85.1	92.5	(8)%	124.7	164.9	(24)%
Other	10.4	22.4	n.m	15.6	39.3	n.m
Rinker Materials	590.6	513.9	15%	854.2	910.3	(6)%
Readymix	145.5	98.1	48%	209.0	173.2	21%
Corporate	(9.2)	(7.6)	21%	(13.0)	(13.4)	(3)%
RINKER	726.9	604.4	20%	1,050.2	1,070.1	(2)%

	March Quarter
	US$			A$
	March Qtr 04	March Qtr 03	Variance %	March Qtr 04	March Qtr 03	Variance %

Segment Revenue
Aggregates	196	170	14%	258	287	(10)%
Cement	98	86	14%	129	143	(10)%
Concrete, Block, Asphalt	337	293	15%	442	490	(10)%
Concrete Pipe & Products	91	92	(1)%	120	154	(23)%
Other	109	94	16%	143	156	(9)%
Eliminantions	(127)	(112)	13%	(168)	(189)	(11)%
Rinker Materials	703	622	13%	923	1,041	(11)%
Readymix	231	142	62%	300	236	27%
RINKER	933	764	22%	1,223	1,277	(4)%

Segment EBIT
Aggregates	27.1	19.4	40%	35.5	32.5	9%
Cement	23.0	23.8	(3)%	30.2	39.9	(24)%
Concrete, Block, Asphalt	36.9	26.5	39%	48.5	44.3	9%
Concrete Pipe & Products	2.7	8.7	(69)%	3.4	14.7	(77)%
Other	0.3	(0.7)	n.m.	0.5	(1.4)	n.m.
Rinker Materials	89.9	77.8	15%	118.1	130.0	(9)%
Readymix	26.5	19.4	37%	34.5	32.2	7%
RGL Corporate	(3.2)	(2.0)	n.m.	(4.0)	(3.3)	n.m.
RINKER	113.2	95.2	19%	148.5	158.9	(7)%

Segment DA
Aggregates	18.3	16.6	10%	24.0	27.7	(13)%
Cement	5.4	5.4	—	7.0	8.8	(20)%
Concrete, Block, Asphalt	13.6	13.7	(1)%	17.9	22.9	(22)%
Concrete Pipe & Products	7.9	8.4	(6)%	10.4	13.9	(25)%
Other	5.0	6.5	(23)%	6.6	10.8	(39)%
Rinker Materials	50.4	50.4	—	65.9	84.0	(22)%
Readymix	10.1	11.3	(11)%	13.1	19.2	(32)%
RGL Corporate	—	—	n.m.	—	—	n.m.
RINKER	60.5	61.6	(2)%	79.1	103.2	(23)%

Segment EBITDA
Aggregates	45.4	36.0	26%	59.5	60.2	(1)%
Cement	28.4	29.2	(3)%	37.2	48.7	(24)%
Concrete, Block, Asphalt	50.5	40.2	26%	66.4	67.2	(1)%
Concrete Pipe & Products	10.6	17.1	(38)%	13.8	28.6	(52)%
Other	5.3	5.8	(10)%	7.1	9.4	(24)%
Rinker Materials	140.3	128.2	9%	184.0	214.0	(14)%
Readymix	36.7	30.7	20%	47.6	51.4	(7)%
RGL Corporate	(3.2)	(2.0)	60%	(4.0)	(3.3)	20%
RINKER	173.7	156.8	11%	227.6	262.1	(13)%

11.                               Reconciliation of Free cash flow

Free cash flow is calculated as the net cash flow from operations, less operating capital expenditure and interest payments:

		$US millions		A$ millions
Year ended 31 March		2004	2003	2004	2003

Profit from ordinary activities before finance and tax		492.7	393.8	713.3	698.1
Depreciation and amortisation		234.2	210.6	336.9	372.0
Net income tax paid		(117.7)	(99.6)	(155.3)	(172.8)
Change in working capital		(18.0)	21.9	(42.8)	31.2
Loss (profit) on asset sales		10.1	(20.8)	13.8	(37.0)
Interest received		10.7	0.6	15.0	1.2
Other		48.6	7.8	66.1	20.0
Net cash from operating activities		660.6	514.3	947.0	912.7

Operating capital expenditure	(1)	(166.4)	(79.3)	(257.5)	(140.0)
Interest paid		(53.0)	(51.0)	(75.0)	(89.6)

Free Cash Flow	(2)	441.2	384.0	614.5	683.1

(1)  Operating capital expenditure represents capital expenditure required to maintain existing operating capacities, presented here on a payments basis, with changes in capital accruals in net cash flow from operations.

Operating capital expenditure	166.4	79.3	257.5	140.0
Development capital expenditure	58.0	49.9	82.7	93.5
Total purchase of property, plant and equipment	224.4	129.2	340.2	233.5

Purchase of businesses	36.0	531.9	49.2	971.8

Total capital expenditure	260.4	661.1	389.4	1,205.3

(2)  Rinker’s management uses free cash flow to assess the financial performance of the group and believes it is useful to investors because it relates the operating cash flow of the group to the capital that is spent to continue business operations. In particular, management uses free cash flow as an indicator of the amount of cash generated after operating capital expenditures and interest paid. Free cash flow does not include expenditures for development capital expenditure or business acquisitions. Free cash flow does not represent a measure of solvency, nor liquidity, nor Rinker’s ability to pay debts or make other required payments as they fall due. This non-GAAP measure should not be considered a substitute for, or superior to Net cash from operating activities under GAAP.

12.          The average A$-US$ foreign exchange rate was 22% higher in YEM04 at 68.86 cents from 56.54 cents in YEM03.

13.          Reconciliation of Earnings per Share (EPS)

Earnings per share represents net profit attributable to members divided by weighted average shares outstanding.

	US$ million		A$ million
Quarter ended 31 March	2004	2003	2004	2003
Net profit attributable to members of Rinker	72.8	54.9	95.3	91.0
Weighted average number of shares outstanding	944.9	944.7	944.9	944.7
Earnings per share (cents)	7.7	5.8	10.1	9.6

For further information, please call David Clarke or Debra Stirling on + 61 2 9412 6680 or  mobile/cell 0419 476 546 (international + 61 419 476 546)

25 May 2004